UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                                 COINSTAR, INC.
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    19259P300
                                  -------------
                                 (CUSIP Number)

                                  May 10, 2000
                                 --------------
             (Date of Event which Required Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [x]  Rule 13d-1(c)
                  [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              (Page 1 of 9 pages)

                                  SCHEDULE 13G

-------------------------------------------------------------------------------
CUSIP No. 19259P300                                         Page 2 of 9 pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                  Mark A. Riely

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                                  United States
-------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                174,500
     BENEFICIALLY       -------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                               2,004,300
      REPORTING         -------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                 174,500
                        -------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                            2,004,300

-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 2,178,800

-------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       10.8%

-------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                     IN



                               (Page 2 of 9 pages)

                                  SCHEDULE 13G

-------------------------------------------------------------------------------

CUSIP No. 19259P300                                          Page 3 of 9 pages

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


                    Curtis L. Alexander


-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                                  United States

-------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                         36,590
     BENEFICIALLY       -------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                       2,004,300
      REPORTING         -------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                          36,590
                        -------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                    2,004,300

-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    2,040,890

-------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                        10.1%
-------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                      IN


                               (Page 3 of 9 pages)

                                  SCHEDULE 13G

-------------------------------------------------------------------------------

CUSIP No. 19259P300                                         Page 4 of 9 pages

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


                           Media Group Investors, L.P.

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                             a Delaware limited partnership

-------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                            0
     BENEFICIALLY       -------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                     1,167,850
      REPORTING
        PERSON          -------------------------------------------------------
         WITH           7      SOLE DISPOSITIVE POWER
                                                          0
                        -------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                  1,167,850

-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 1,167,850

-------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    5.8%
-------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                     PN


                               (Page 4 of 9 pages)

               This Statement on Schedule 13G dated October 27, 1999 filed by Mark A. Riely is amended to read in its entirety as follows:

Item 1(a).        Name of Issuer:

                  Coinstar, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1800 114th Avenue S.E., Suite 200
                  Bellevue, WA 98004

Item 2(a).        Name of Person Filing:

                  This statement is filed by:

      (1) Mark A. Riely ("Riely") with respect to the shares of Common Stock, par value $.001 per share ("Common Stock") of Coinstar, Inc. (the "Company") which may be deemed to be beneficially owned by Riely, including 174,500 shares of Common Stock owned of record by Riely, 1,167,850 shares of Common Stock owned by Media Group Investors, L.P., which has a sole general partner, Media Group Management, Inc., of which Riely is a 75% shareholder, 370,710 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder, 315,590 shares of Common Stock owned by an account of Goldman Sachs Strategic Tech Fund, which account is managed by Vercingetorix Corp., of which Riely is a 50% shareholder, and 150,150 shares of Common Stock owned by Key Media & Communications, Inc., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder.

      (2) Curtis L. Alexander ("Alexander") with respect to the shares of Common Stock of the Company which may be deemed to be beneficially owned by Alexander, including 36,590 shares of Common Stock owned of record by Alexander, 1,167,850 shares of Common Stock owned by Media Group Investors, L.P., which has a sole general partner, Media Group Management, Inc., of which Alexander is a 25% shareholder, 370,710 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Alexander is a 50% shareholder, 315,590 shares of Common Stock owned by an account of Goldman Sachs Strategic Tech Fund, which account is managed by Vercingetorix Corp., of which Alexander is a 50% shareholder, and 150,150 shares of Common Stock owned by Key Media & Communications, Inc., which has as its investment advisor Vercingetorix Corp., of which Alexander is a 50% shareholder.

      (3) Media Group Investors, L.P. ("MGI LP") with respect to the shares of Common Stock of the Company owned of record by MGI LP.

      (Riely,   Alexander  and  MGI  LP  are  each  a  "Reporting  Person"  and, collectively, the "Reporting Persons".)

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

            The business address of Riely is 260 West Broadway, Suite 2-D, New York, New York 10013. The business address of Alexander is 365 Boston Post Road, Suite 210, Sudbury, MA 01776. The principal business office of MGI LP is located at 365 Boston Post Road, Suite 210, Sudbury, MA 01776.

Item 2(c).  Citizenship:

            Riely and Alexander are each United States citizens. MGI LP is a Delaware limited partnership.

Item 2(d).  Title of Class of Securities:

            This statement relates to the Company's Common Stock, par value $.001 per share.


                              (Page 5 of 9 pages)

Item 2(e).  CUSIP Number:

            19259P300

Item 3.   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
          (c), check whether the person is a:

(a)  [ ]  Broker or dealer registered under Section 15 of the Act,

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

(c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

(e)  [ ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box. [x]

Item 4.  Ownership.

     (A) As to Reily:

     (a) Amount beneficially owned:  2,178,800
     (b) Percent of class:               10.8%
         (i)   Sole power to vote or direct the vote:              174,500
         (ii)  Shared power to vote or direct the vote:           2,004,300
         (iii) Sole power to dispose or direct the disposition:     174,500
         (iv)  Shared power to dispose or direct the disposition: 2,004,300

      As of June 9, 2000 Riely has the sole power to vote and dispose of 174,500 shares of Common Stock owned of record by Riely. Riely has the shared power to vote and dispose of 1,167,850 shares of Common Stock owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Riely is a 75% shareholder, 370,710 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder, 315,590 shares of Common Stock owned by an account of Goldman Sachs Strategic Technology Fund, L.P., which account is managed by Vercingetorix Corp., of which Riely is a 50% shareholder, and 150,150 shares of Common Stock owned by Key Media & Communications, Inc., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder.

     (B) As to Alexander:

     (a) Amount beneficially owned: 2,040,890
     (b) Percent of class:               10.1%
         (i)  Sole power to vote or direct the vote:                36,590
         (ii) Shared power to vote or direct the vote:           2,004,300
         (iii)Sole power to dispose or direct the disposition:      36,590
         (iv) Shared power to dispose or direct the disposition: 2,004,300

      As of June 9, 2000 Alexander has the sole power to vote and dispose of 36,590 shares of Common Stock owned of record by Alexander. Alexander has the shared power to vote and dispose of 1,167,850 shares of Common Stock owned by Media Group Investors, L.P. which has

                              (Page 6 of 9 pages)
a sole general partner, Media Group Management, Inc., of which Alexander is a 25% shareholder, 370,710 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Alexander is a 50% shareholder, 315,590 shares of Common Stock owned by an account of Goldman Sachs Strategic Technology Fund, L.P., which account is managed by Vercingetorix Corp., of which Alexander is a 50% shareholder, and 150,150 shares of Common Stock owned by Key Media & Communications, Inc., which has as its investment advisor Vercingetorix Corp., of which Alexander is a 50% shareholder.

     (C) As to MGI LP:

     (a) Amount beneficially owned: 1,167,850
     (b) Percent of class:               5.8%
         (i)  Sole power to vote or direct the vote:                    0
         (ii) Shared power to vote or direct the vote:           1,167,850
         (iii)Sole power to dispose or direct the disposition:           0
         (iv) Shared power to dispose or direct the disposition: 1,167,850

     As of June 9, 2000 MGI LP has the shared power to vote and dispose of 1,167,850 shares of Common Stock owned of record by MGI LP.

Item 5.  Ownership of Five Percent or Less or a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Each of the Reporting Persons hereby makes the following certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 9, 2000

                                             /s/  Mark A. Riely
                                             -----------------------------
                                             Mark A. Riely

                              (Page 7 of 9 pages)

                                             /s/ Curtis L. Alexander
                                             -----------------------------
                                             Curtis L. Alexander


                                             MEDIA GROUP INVESTORS, L.P.
                                             By:  Media Group Management, Inc.,
                                                  its general partner


                                             By: /s/  Mark A. Riely
                                             -----------------------------
                                             Name: Mark A. Riely
                                             Title: President



                                  EXHIBIT INDEX
                                  -------------

Exhibits

1. Joint Filing Agreement, dated June 9, 2000, among Riely, Alexander, and MGI LP.



                               Page 8 of 9 pages

                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $.001 per share, of Coinstar, Inc. is filed jointly, on behalf of each of them.

Dated:   June 9, 2000
                                             /s/  Mark A. Riely
                                             -----------------------------
                                             Mark A. Riely


                                             /s/ Curtis L. Alexander
                                             -----------------------------
                                             Curtis L. Alexander

                                             MEDIA GROUP INVESTORS, L.P.
                                             By:  Media Group Management, Inc.,
                                                  its general partner


                                             By: /s/  Mark A. Riely
                                             -----------------------------
                                             Name:  Mark A. Riely
                                             Title: President



                               (Page 9 of 9 pages)